The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 25, 2013

Pricing Supplement dated , 2013 (To Prospectus dated June 25, 2013 and Prospectus Supplement dated June 25, 2013) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(5) File No. 333-189568

Senior Medium-Term Notes Series G

(U.S. $ Floating Rate)

$         Floating Rate Senior Notes Due 20

Trade Date:         , 2013

Original Issue Date:         , 2013

Principal Amount: $

Net Proceeds to Issuer: $

Price to Public: 100%, plus accrued interest, if any, from         , 2013

Commission/Discount:         %

Agent’s Capacity:     x     Principal Basis          Agency Basis

Maturity Date:         , 20

Interest Payment Dates: Quarterly on the         day of         ,         ,         and         of each year, commencing             , 2013 and ending on the Maturity Date (or the next business day, if an Interest Payment Date falls on a non-business day, except that if such next business day falls in the next succeeding calendar month, such Interest Payment Date will be the next preceding business day)

Interest Rate: 3-month LIBOR +         basis points

Initial Interest Rate: 3-month LIBOR +         basis points determined on the second London Banking Day preceding the Original Issue Date

Interest Reset Dates: Quarterly on the         day of         ,         ,         and         of each year, commencing             , 2013 (or the next business day, if an Interest Reset Date falls on a non-business day, except that if such next business day falls in the next succeeding calendar month, such Interest Reset Date will be the next preceding business day)

Base Rate: LIBOR (the designated LIBOR page shall be Reuters page LIBOR01 and the LIBOR currency shall be U.S. Dollars)

Index Maturity: 3-month

Spread: +         basis points

Interest Determination Dates: The second London Banking Day preceding the related Interest Reset Date

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	x	Book Entry

Certificated

Redemption:	x	The Notes cannot be redeemed prior to maturity

The Notes may be redeemed prior to maturity

Repayment:	x	The Notes cannot be repaid prior to maturity

The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:	Yes	x No

Recent Developments: Our ability to access the capital markets on favorable terms, or at all, is partially dependent on our credit ratings.

As a result of Moody’s Investors Service (“Moody’s”) and Standard & Poor’s (“S&P”) government support assumptions on certain U.S. financial institutions, The Bank of New York Mellon Corporation’s Moody’s and S&P ratings benefit from one notch of “lift”. On June 11, 2013, S&P indicated that it is reconsidering its inclusion of government support in its ratings on the eight U.S. bank holding companies that it views as having high systemic importance, including The Bank of New York Mellon Corporation. On June 11, 2013, S&P also revised its outlook on the operating subsidiaries of The Bank of New York Mellon Corporation to stable from negative reflecting the outlook revision on the long-term sovereign credit rating of the United States to stable from negative.

On July 2, 2013, Moody’s placed the long-term ratings of three large U.S. trust and custody banks on review for downgrade, including The Bank of New York Mellon Corporation. The short-term debt and deposit ratings for all three banks, including The Bank of New York Mellon Corporation were affirmed at both the bank and holding company levels. Moody’s indicated that the review will focus on the long-term profitability challenges facing these very highly-rated institutions, which are driven by aggressive pricing of all three banks’ core custody products and services. According to Moody’s, the review will also examine the banks’ ability to generate more revenue from custody-related services and cut costs, and consider the level of banks’ dependence on ancillary revenues that have come under pressure.

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Senior Debt Securities and Senior Subordinated Debt Securities – Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture – Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the prospectus supplement under the caption “Plan of Distribution of Medium-Term Notes (Conflicts of Interest).”

Agent	Aggregate Principal Amount of Notes to be Purchased

BNY Mellon Capital Markets, LLC	$
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

Total:	$

The Agents expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this Pricing Supplement. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+3 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The prospectus, prospectus supplement and this pricing supplement may be used by the Company, BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

We estimate that we will pay approximately $         for expenses, excluding underwriting discounts and commissions.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.